Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements as of September 30, 2011

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian Reais (R$)

(Unaudited)

	Note	September 30, 2011	December 31, 2010
CURRENT ASSETS
Cash and cash equivalents	4	1,278,595	1,061,034
Short-term investments
Held for Trading	4	3,079,036	1,105,902
Available for sale	4	8,104	9,559
Trade accounts receivable - net	5	4,108,010	3,153,027
Inventories	6	7,852,885	6,797,785
Tax credits		653,553	586,056
Unrealized gains on derivatives	13	555	783
Other current assets		282,713	231,798
		17,263,451	12,945,944

NON-CURRENT ASSETS
Long-term investments	4	—	26,797
Tax credits		442,665	401,222
Deferred income taxes	7	1,435,773	1,579,011
Related parties	15	226,121	35,037
Unrealized gains on derivatives	13	9,808	5,529
Judicial deposits		682,550	493,502
Other non-current assets		178,354	177,143
Prepaid pension cost		513,987	437,072
Advance for capital increase in jointly-controlled entity		75,580	—
Investments in associates and jointly-controlled entities	8	1,364,069	1,264,520
Other investments		19,520	19,002
Goodwill	10	9,053,711	8,158,098
Other Intangibles		1,279,434	1,176,823
Property, plant and equipment, net	9	16,882,323	16,171,560
		32,163,895	29,945,316

TOTAL ASSETS		49,427,346	42,891,260

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian Reais (R$)

(Unaudited)

	Note	September 30, 2011	December 31, 2010
CURRENT LIABILITIES
Trade accounts payable		3,171,168	1,783,274
Short-term debt	11	1,568,902	1,577,968
Debentures	12	41,855	115,069
Taxes payable		546,731	524,967
Payroll and related liabilities		594,938	475,237
Dividends payable		—	90,289
Environmental liabilities		27,926	29,191
Put options on non-controlling interests	13-f	42,432	—
Other current liabilities		458,509	425,905
		6,452,461	5,021,900

NON-CURRENT LIABILITIES
Long-term debt	11	11,192,382	12,360,056
Debentures	12	720,528	616,902
Related parties	15	4	722
Deferred income taxes	7	1,851,438	2,270,849
Unrealized losses on derivatives	13	13,576	92,476
Provision for tax, civil and labor liabilities	14	820,210	645,375
Environmental liabilities		48,928	42,902
Employee benefits		828,255	834,471
Put options on non-controlling interests	13-f	546,367	516,706
Other non-current liabilities		322,802	341,286
		16,344,490	17,721,745

EQUITY	16
Capital		19,249,181	15,651,352
Treasury stocks		(237,622)	(161,405)
Legal reserve		307,329	307,329
Stock options		38,906	22,700
Other reserves		(761,406)	(1,884,002)
Retained earnings		6,513,708	5,534,468
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		25,110,096	19,470,442

NON-CONTROLLING INTERESTS		1,520,299	677,173

EQUITY		26,630,395	20,147,615

TOTAL LIABILITIES AND EQUITY		49,427,346	42,891,260

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands of  Brazilian reais (R$)

		for the three-month period ended		for the nine-month period ended
	Note	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

NET SALES		8,967,321	8,190,031	26,340,979	23,593,365

Cost of sales	20	(7,628,291)	(6,840,348)	(22,433,669)	(19,022,389)

GROSS PROFIT		1,339,030	1,349,683	3,907,310	4,570,976

Selling expenses	20	(150,466)	(135,891)	(445,837)	(395,040)
General and administrative expenses	20	(440,854)	(475,827)	(1,313,774)	(1,333,546)
Other operating income	20	57,073	94,337	159,522	142,855
Other operating expenses	20	(32,847)	(45,217)	(82,214)	(70,223)
Equity in earnings of unconsolidated companies	8	5,424	(6,400)	84,877	54,828

NET INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		777,360	780,685	2,309,884	2,969,850

Financial income	21	158,859	74,165	323,606	221,647
Financial expenses	21	(230,393)	(276,138)	(739,338)	(831,672)
Exchange variations, net	21	11,690	198,201	37,373	101,765
Gain and losses on derivatives, net	21	1,529	4,163	(67,994)	6,631

NET INCOME BEFORE TAXES		719,045	781,076	1,863,531	2,468,221

Income and social contribution taxes
Current	7	(225,069)	(190,975)	(522,028)	(577,339)
Deferred	7	219,370	18,908	284,479	146,840

NET INCOME		713,346	609,009	1,625,982	2,037,722

ATTRIBUTED TO:
Owners of the parent		707,126	536,143	1,566,925	1,773,464
Non-controlling interests		6,220	72,866	59,057	264,258
		713,346	609,009	1,625,982	2,037,722

Basic earnings per share - preferred and common	17	0.41	0.38	0.96	1.25

Diluted earnings per share - preferred and common	17	0.41	0.38	0.96	1.25

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in thousands of  Brazilian Reais (R$)

(Unaudited)

	For the three-month period ended				For the nine-month period ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
Net income for the period		713,346		609,009		1,625,982		2,037,722
Cumulative translation difference		2,408,679		(478,159)		1,704,756		(418,077)
Net unrealized gains with pension plan, gross of tax R$ (520), R$ 0, R$ 20,982 and R$ 0, respectively		(23,032)		—		61,712		—
Unrealized Gains (Losses) on net investment hedge		(870,862)		160,950		(572,920)		70,500
Cash flow hedges
Unrealized Losses, gross of tax of R$ 0, R$ (11,298), R$ (8,530) and R$ (24,545), respectively	—		(40,610)		(22,156)		(75,532)
Reduced by: reclassification adjustments of gains included in net income, gross of tax of R$ 0, R$ 0, R$ 29,970 and R$ 5,571, respectively	—	—	—	(40,610)	77,844	55,688	19,874	(55,658)
Unrealized gains (losses) on available for sale securities, gross of tax of R$ 0, R$ 406, R$ (450) and R$ 351, respectively		—		1,230		(1,294)		1,038
Income tax relating to components of other comprehensive income		520		10,892		(41,972)		18,623

Total comprehensive income for the period, net of tax		2,228,651		263,312		2,831,952		1,654,148

Total comprehensive income attributable to:
Owners of the parent		2,166,258		206,598		2,729,182		1,345,199
Non-controlling interests		62,393		56,714		102,770		308,949
		2,228,651		263,312		2,831,952		1,654,148

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED STATEMENTS OF CHANGES IN EQUITY

in thousands of  Brazilian Reais (R$)

(Unaudited)

	Attributed to parent company’s interest
						Other reserves
	Capital	Treasury stock	Legal reserve	Stock option	Retained earnings	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation difference	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2010	14,184,805	(124,685)	200,205	9,018	5,578,045	1,952	259,650	(22,147)	(1,579,370)	18,507,473	3,497,320	22,004,793
2010 Changes in Equity
Net income for the period	—	—	—	—	1,773,464	—	—	—	—	1,773,464	264,258	2,037,722
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	677	70,500	(31,436)	(468,006)	(428,265)	44,691	(383,574)
Total comprehensive income (loss) recognized in the period	—	—	—	—	1,773,464	677	70,500	(31,436)	(468,006)	1,345,199	308,949	1,654,148
Effects of interest changes in subsidiaries	—	—	—	—	(405,875)	—	—	—	—	(405,875)	(2,536,120)	(2,941,995)
Stock option expenses recognized in the period	—	—	—	12,108	—	—	—	—	—	12,108	43	12,151
Stock option exercised during the period	—	4,980	—	(1,529)	—	—	—	—	—	3,451	—	3,451
Dividends/interest on capital	—	—	—	—	(368,986)	—	—	—	—	(368,986)	(127,744)	(496,730)
Non-controlling interest on consolidated entities	—	—	—	—	6,931	—	—	—	—	6,931	55,837	62,768
Put options	—	—	—	—	—	—	—	—	—	—	22,130	22,130
Treasury stock	—	(44,620)	—	—	—	—	—	—	—	(44,620)	—	(44,620)
Balance as of September 30, 2010	14,184,805	(164,325)	200,205	19,597	6,583,579	2,629	330,150	(53,583)	(2,047,376)	19,055,681	1,220,415	20,276,096

Balance as of January 01, 2011	15,651,352	(161,405)	307,329	22,700	5,534,468	2,706	390,400	(33,733)	(2,243,375)	19,470,442	677,173	20,147,615
2011 Changes in Equity
Net income for the period	—	—	—	—	1,566,925	—	—	—	—	1,566,925	59,057	1,625,982
Other comprehensive income (loss) recognized in the period	—	—	—	—	39,661	(844)	(564,776)	33,733	1,654,483	1,162,257	43,713	1,205,970
Total comprehensive income (loss) recognized in the period	—	—	—	—	1,606,586	(844)	(564,776)	33,733	1,654,483	2,729,182	102,770	2,831,952
Capital increase by issuance of chares	3,597,829	—	—	—	—	—	—	—	—	3,597,829	—	3,597,829
Dividends/interest on capital	—	—	—	—	(255,754)	—	—	—	—	(255,754)	(15,964)	(271,718)
Stock option expenses recognized in the period	—	—	—	18,011	—	—	—	—	—	18,011	160	18,171
Stock option exercised during the period	—	8,710	—	(1,805)	—	—	—	—	—	6,905	—	6,905
Effects of interest changes in subsidiaries	—	—	—	—	(371,592)	—	—	—	—	(371,592)	748,432	376,840
Put options	—	—	—	—	—	—	—	—	—	—	8,063	8,063
Treasury stock	—	(84,927)	—	—	—	—	—	—	—	(84,927)	(335)	(85,262)
Balance as of September 30, 2011	19,249,181	(237,622)	307,329	38,906	6,513,708	1,862	(174,376)	—	(588,892)	25,110,096	1,520,299	26,630,395

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of  Brazilian reais (R$)

		for the nine-month period ended
	Note	September 30, 2011	September 30, 2010

Cash flows from operating activities
Net income for the period		1,625,982	2,037,722
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	20	1,315,788	1,416,504
Equity in earnings of unconsolidated companies	8	(84,877)	(54,828)
Exchange variation, net	21	(37,373)	(101,765)
Losses (Gains) on derivatives, net	21	67,994	(6,631)
Post-employment benefits		45,601	3,027
Stock based remuneration		4,057	1,822
Income tax	7	237,549	430,499
Losses on disposal of property, plant and equipment and investments		17,358	972
Gains on available for sale securities		(28,073)	—
Allowance for doubtful accounts		29,270	1,772
Provision for tax, labor and civil claims		172,694	148,146
Interest income on investments	21	(183,031)	(149,975)
Interest expense on loans	21	622,379	707,874
Interest expense on loans with related parties		3,686	34
Provision for net realisable value adjustment in inventory	6	46,376	39,965
Reversal of net realisable value adjustment in inventory	6	(85,227)	(38,658)
		3,770,153	4,436,480
Changes in assets and liabilities:
Increase in trade accounts receivable		(750,810)	(993,402)
Increase in inventories		(567,975)	(1,552,190)
Increase in trade accounts payable		1,147,620	312,530
Increase in other receivables		(240,942)	(145,934)
(Increase) Decrease in other payables		(359,101)	326,107
Distributions from jointly-controlled entities		56,734	68,647
Purchases of trading securities		(5,327,885)	(81,654)
Proceeds from maturities and sales of trading securities		3,532,511	1,865,752
Cash provided by operating activities		1,260,305	4,236,336

Interest paid on loans and financing		(548,960)	(581,607)
Income and social contribution taxes paid		(334,581)	(398,916)
Net cash provided by operating activities		376,764	3,255,813

Cash flows from investing activities
Additions to property, plant and equipment	9	(1,289,108)	(751,401)
Proceeds from sales of property, plant and equipment, investments and other intangibles		9,394	8,096
Additions to other intangibles		(115,610)	(77,284)
Advance for capital increase in jointly-controlled entity		(74,785)	—
Purchases of available for sale securities		(723,285)	(1,371,835)
Proceeds from sales of available for sale securities		776,458	1,404,568
Net cash used in investing activities		(1,416,936)	(787,856)

Cash flows from financing activities
Capital increase		3,874,329	—
Purchase of own shares		(78,357)	(41,169)
Dividends and interest on capital paid		(341,127)	(959,986)
Payment of loans and financing fees		(25,530)	(2,824)
Proceeds from loans and financing		1,074,843	3,308,787
Repayment of loans and financing		(3,151,404)	(3,341,226)
Intercompany loans, net		(192,975)	18,160
Payment for acquisition of additional interest in subsidiaries		—	(2,884,853)
Net cash provided by /(used in) financing activities		1,159,779	(3,903,111)

Exchange variation on cash and cash equivalents		97,954	(57,523)

Increase (Decrease) in cash and cash equivalents		217,561	(1,492,677)
Cash and cash equivalents at beginning of period		1,061,034	2,091,944
Cash and cash equivalents at end of period		1,278,595	599,267

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) are engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Company started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). Its products serve the sectors of civil construction, industry, automotive and agriculture.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on November 09, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month and nine-month periods ended September 30, 2011 have been prepared in accordance with the International Accounting Standard (IAS) Nº 34, that establishes the content of a condensed interim financial statement. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2010, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and biological assets, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2010, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 1, 2011. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force and or adopted in advance

IAS 32 — IFRS Classification of Rights Issues: Amendment to IAS 32

In October 2009, the IASB revised IAS 32, which deals with contracts that will or may be settled in the entity’s own equity instruments and establish that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments. This change is effective for years beginning on or after February 1, 2010. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

IFRS 1 and IFRS 7— Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters

In January 2010, the IASB amended IFRS 1 and IFRS 7, which deal with aspects of comparative information disclosure of financial instruments. These changes are effective for years beginning on or after July 1, 2010. The adoption of these changes did not have an impact in the Company’s Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

In November 2009, the IFRIC issued the interpretation IFRIC 19, which deals with the issuance of equity instruments by an entity to its creditor with the objective of settling financial liabilities. This interpretation is effective for years beginning on or after July 1, 2010. The adoption of this interpretation did not have an impact in the Company’s Consolidated Financial Statements.

IAS 24 —Related Party Disclosures

In November 2009, the IASB revised IAS 24, which deals with disclosures of transactions with related parties and relationships between parents and subsidiaries. This change is effective for years beginning on or after January 1, 2011. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 14 — Prepayments of a Minimum Funding requirement — Amendments to IFRIC 14

In November 2009, the IFRIC amended IFRIC 14, which is applied in limited circumstances when an entity is subject to minimum funding requirements and makes a prepayment of contributions to cover these requirements. These changes are effective for annual reporting periods beginning on or after January 1, 2011. The adoption of these changes did not have any impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of May 2010

In May 2010, the IASB revised various standards and interpretations as follows: IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The change in the standard IFRS 3 is effective for years beginning on or after July 1, 2010. The other changes in standards are effective for years beginning on or after January 1, 2011. The effects related to the adoption of these changes did not impact the Company Consolidated Financial Statements.

Standards and Interpretations of standards not yet effective

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impacts from the adoption of this standard and possible differences compared to IAS 39.

IFRS 7 - Disclosure - Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity’s financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July, 2011. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IFRS 1 — Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters

In December 2010, the IASB revised IFRS 1. The change of IFRS 1 provides guidelines to first-time adopters, which are located in countries with hyperinflationary economy and also removes fixed dates with the objective of avoiding the treatment of transactions that occurred before the date of transition to IFRSs. The revised standard is effective for annual reporting periods beginning on or after July 1, 2011. The Company understands that these changes will not impact its Consolidated Financial Statements since it already adopts IFRS 1.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

IAS 12 — Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised IAS 12. The change of IAS 12 addresses issues related to the determination of the way deferred income tax assets and liabilities are expected to be recover when an investment property is measured using the fair value model of IAS 40. The revised standard is effective for annual reporting periods beginning on or after January 1, 2012. The Company is assessing the impact of applying this change on its Consolidated Financial Statements.

IFRS 10 — Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard establishes the principles for presentation and preparation of consolidated financial statements when an entity control one or more entities. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 11 — Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 12 — Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature of risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 13 — Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IAS 27 — Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change in IAS 27 deals with aspects related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepare separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this change will not impact its Consolidated Financial Statements since separate financial statements are not presented.

IAS 28 — Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28. The change in IAS 28 deals with aspects related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IAS 19 — Employee Benefits

In June 2011, the IASB revised IAS 19. The change in IAS 19 deals with aspects related to accounting and disclosure of employee benefits. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

IAS 1 — Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income and items that can be further reclassified to the net income. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued the IFRIC 20. This interpretation deals with aspects related to the accounting treatment of stripping costs in the production phase of a surface mine. This interpretation is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this interpretation on its Consolidated Financial Statements.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended September 30, 2011.

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended September 30, 2011.

3.3 — Associate companies

The Company did not have material changes of participation in associate companies for the period ended September 30, 2011.

3.4 — Acquisition of additional interest in subsidiaries

a) Sipar Gerdau Inversiones S.A.

On April 01, 2011, the Company acquired an additional interest of 7.25% in the subsidiary Sipar Gerdau Inversiones S.A.. The total amount of this acquisition was US$ 7,590 thousand (R$ 12,362 in the acquisition date) and as a result of this operation, in accordance with the standard IAS 27, the Company recognized in Equity, the amount of R$ 8,085, which is the difference between the purchase price paid and the amount of the non-controlling interest in the net assets acquired.

3.5 — Fair value allocation in subsidiaries acquired in 2010

a) Tamco

On October 21, 2010, the Company, through its subsidiary, Gerdau Ameristeel, purchased 100% of the shares of Tamco, a “mini-mill” that produces rebar and is one of the largest producers in the U.S. West Coast. Located in Rancho Cucamonga in California, the Tamco is the only producer of long steel products in California and primarily serves the markets of California, Arizona and Nevada.

The Company completed the fair value assessment of the assets and liabilities of Tamco resulting in the recognition of an additional goodwill of R$ 20,032 which has a substantial offsetting entry in line item property, plant and equipment.

The table below shows the fair value measurement of Tamco’s assets and liabilities on the acquisition date:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	75,649	(7,045)	68,604
Property, plant and equipment	69,216	77,506	146,722
Intangible assets	11,365	12,579	23,944
Goodwill	—	110,395	110,395
Non-current assets	558	29	587
Current liabilities	(17,589)	(519)	(18,108)
Non-current liabilities	(18,142)	(30,892)	(49,034)
	121,057	162,053	283,110

Total purchase price paid			283,110

The Company recognized goodwill arising on this acquisition due to the expansion of the Company’s geographic operation in western United States and because it believes it will succeed in integrating the business operations and will generate synergies from the acquisition.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	September 30, 2011	December 31, 2010
Cash	9,609	4,105
Banks and cash equivalents	1,268,986	1,056,929
Cash and cash equivalents	1,278,595	1,061,034

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On September 30, 2011 the Company held R$ 3,079,036 (R$ 1,105,902 as of December 31, 2010) in trading securities.

Available for sale securities

As of September 30, 2011 the Company held R$ 8,104 (R$ 9,559 as of December 31, 2010) in available for sale securities in current assets and R$ 0 (R$ 26,797 as of December 31, 2010) in non-current assets, net of provision for losses.

NOTE 5 — ACCOUNTS RECEIVABLE

	September 30, 2011	December 31, 2010
Trade accounts receivable - in Brazil	1,432,504	1,046,962
Trade accounts receivable - exports from Brazil	214,634	312,870
Trade accounts receivable - foreign subsidiaries	2,546,621	1,860,458
(-) Allowance for doubtful accounts	(85,749)	(67,263)
	4,108,010	3,153,027

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 6 - INVENTORIES

	September 30, 2011	December 31, 2010
Finished products	2,979,859	2,455,459
Work in progress	1,648,679	1,418,347
Raw materials	1,979,292	1,639,393
Storeroom supplies	1,033,754	1,037,672
Advances to suppliers	105,475	104,262
Imports in transit	230,860	295,040
(-) Provision for market value adjustment	(125,034)	(152,388)
	7,852,885	6,797,785

The changes in the provision for market value adjustment are as follows:

Balance as of January 01, 2010	(150,321)
Provision for the year	(50,526)
Write-offs	50,634
Exchange rate variation	3,781
Business acquisitions	(5,956)
Balance as of December 31, 2010	(152,388)
Provision for the period	(46,376)
Write-offs	85,227
Exchange rate variation	(11,497)
Balance as of September 30, 2011	(125,034)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

During the three-month period ended on September 30, 2011 the amounts of R$ 7,628,291 and R$ 460,952 (R$ 6,840,348 and R$ 397,921 as of September 30, 2010), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements. During the nine-month period ended on September 30, 2011 the amounts of R$ 22,433,669 and R$ 1,354,602 (R$ 19,022,389 and R$ 1,147,230 as of June 30, 2010), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements.

For the nine-month period ended on September 30, 2011, the cost of sales include the amounts of R$ 85,227 (R$ 38,658 as of September 30, 2010) related to inventories permanently written off and R$ 46,376 (R$ 39,965 as of September 30, 2010) related to the recognition of a provision for Net realizable value of inventories.

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil used R$ (1,716) and R$ 6,382 for the three-month and nine-month periods ended on September 30, 2011, respectively (R$ 10,578 and R$ 32,041 for the three-month and nine-month periods ended on September 30, 2010, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represented R$ (6,345) and R$ 0 for the three-month and nine-month periods ended on Septmber 30, 2011, respectively (R$ 7,817 and R$ 23,831 for the three-month and nine-month periods ended on September 30, 2010, respectively). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

As of September 30, 2011, the Company had total tax loss carryforwards arising from its operations in Brazil of R$ 775,250 for income tax (R$ 607,370 as of December 31, 2010) and R$ 1,186,205 for social contribution tax (R$ 849,946 as of December 31, 2010), representing a deferred tax asset of R$ 300,571 (R$ 228,293 as of December 31, 2010). The

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of the tax asset of R$ 104,173 (R$ 68,048 as of December 31, 2010), due to the lack of opportunity to use the tax loss carryforwards in its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

As of September 30, 2011, the subsidiary Gerdau Ameristeel has a deferred tax asset from tax losses in its operation in Canada in the amount of R$ 97,890 related to income tax (R$ 113,272 as of December 31, 2010). These credits expires on various dates between 2025 and 2031. The subsidiary believes the amounts will be used with future taxable income, and historically the subsidiary has generated enough taxable income to the use of these assets.

As of September 30, 2011, the subsidiary Gerdau Ameristeel had R$ 131,946 (R$ 151,551 as of December 31, 2010) of capital losses that had not been recognized in the Company’s condensed consolidated interim balance sheets. These losses are primarily related to the write-down of the subsidiary’s long-term investments and none of these losses currently have an expiration date except for R$ 61,130 and R$ 1,693 included in the condensed consolidated interim balance sheets as of September 30, 2011which expires in 2015 and 2016, respectively (R$ 55,424 as of December 31, 2010 which expire in 2015). The subsidiary had various state tax losses totaling R$ 182,291 as of September 30, 2011 (R$ 205,982 as of December 31, 2010) which had not been recognized in the Company’s condensed interim financial statements and which expires between 2011 and 2030. The subsidiary also had R$ 70,248 of state tax credits for the period ended September 30, 2011(R$ 63,119 as of December 31, 2010), that were not recognized in the Company’s condensed consolidated interim balance sheet. These credits will expire on various dates between 2015 and 2018 with the exception of a portion of R$ 14,433 (R$ 12,968 as of December 31, 2010), which has no expiration date.

In Brazil, income taxes include the federal income tax (IR) and social contribution (CS), which represent an additional federal income tax. The applicable tax rates for income tax and social contribution are 25% and 9%, respectively, for the periods of three and nine months ended on September 30, 2011 and 2010. Beyond de domestic tax rates mentioned above, the Company is also subject to taxes on income in its subsidiaries abroad, which tax rate ranges between 20% and 38.5%. The difference between the tax rates in Brazil and the tax rates in other countries are presented in the reconciliation of income tax and social contribution adjustments on net income in the row “difference in tax rates in foreign companies”.

Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	For the three-month periods ended
	September 30, 2011	September 30, 2010
	Total	Total
Income (loss) before income taxes	719,045	781,076
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(244,476)	(265,566)
Tax adjustment with respect to:
- difference in tax rates in foreign companies	88,910	36,249
- equity in earnings of unconsolidated companies	1,844	(2,176)
- interest on equity	52,358	4,775
- tax incentives	(8,061)	18,395
- tax deductible goodwill recorded in statutory books	89,708	75,984
- permanent differences (net)	14,018	(39,728)
Income and social contribution taxes	(5,699)	(172,067)
Current	(225,069)	(190,975)
Deferred	219,370	18,908

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month periods ended
	September 30, 2011	September 30, 2010
	Total	Total
Income (loss) before income taxes	1,863,531	2,468,221
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(633,601)	(839,195)
Tax adjustment with respect to:
- difference in tax rates in foreign companies	28,345	61,960
- equity in earnings of unconsolidated companies	28,858	18,642
- interest on equity	52,358	70,687
- tax incentives	6,382	55,872
- tax deductible goodwill recorded in statutory books	269,126	218,613
- permanent differences (net)	10,983	(17,078)
Income and social contribution taxes	(237,549)	(430,499)
Current	(522,028)	(577,339)
Deferred	284,479	146,840

The credits recognized under tax loss carry-forwards are supported in projections of taxable future incomes discounted to present value, which are based on technical analysis of feasibility, which are annually presented to the board of the Company. These analyses take into account the historical of the Company profitability and the outlook for maintenance of current profitability in the future, allowing an estimation of credits recovery. The other credits, which are based on temporary differences, mainly tax contingencies, as well as provision for losses, were recognized according to their expectation of use.

NOTE 8 — INVESTMENTS

I) Associates and jointly-controlled entities

	Dona Francisca Energética S.A.		Armacero Ind. Com. Ltda.	Joint Ventures América do Norte (1)	Grupo Multisteel Business Holdings Corp.		Corsa Controladora S.A. de C.V.		Gerdau Corsa S.A.P.I. de C.V.	Corporación Centroamericana del Acero, S.A.		Kalyani Gerdau Steel Ltd.	Maco Holdings Ltda.	Others	Total
	Investment	Goodwill	Investment	Investment	Investment	Goodwill	Investment	Goodwill	Investment	Investment	Goodwill	Investment	Investment	Investment
Balance as of January 01,2010	92,613	17,071	15,807	258,758	159,766	42,566	98,567	139,677	58,088	128,555	171,328	16,058	—	1,056	1,199,910
Equity in earnings	12,765	—	1,773	829	15,075	—	7,385	—	(1,657)	(6,672)	—	(13,093)	23,049	—	39,454
Other comprehensive income	—	—	333	1,844	(8,236)	(3,454)	1,226	1,009	769	7	(9,409)	(1,813)	—	—	(17,724)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	—	—	—	—	234	234
Capital increase	—	—	—	—	—	—	—	—	—	—	—	24,552	74,737	—	99,289
Dividends/Interest on Equity	(5,182)	—	—	(43,788)	441	—	(8,279)	—	—	165	—	—	—	—	(56,643)
Balance as of December 31,2010	100,196	17,071	17,913	217,643	167,046	39,112	98,899	140,686	57,200	122,055	161,919	25,704	97,786	1,290	1,264,520
Equity in earnings	12,221	—	519	84,605	2,321	—	10,957	—	—	2,690	(245)	(19,114)	(9,077)	—	84,877
Other comprehensive income	—	—	686	28,300	18,935	2,461	(3,229)	(537)	(43)	11,347	14,806	(5,313)	15,241	—	82,654
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	—	—	—	(2,773)	—	(2,773)
Capital increase	—	—	—	—	—	—	—	—	—	—	—	26,855	—	—	26,855
Dividends/Interest on Equity	(3,210)	—	—	(54,709)	(3,672)	—	(23,093)	—	—	—	—	—	(7,380)	—	(92,064)
Balance as of September 30,2011	109,207	17,071	19,118	275,839	184,630	41,573	83,534	140,149	57,157	136,092	176,480	28,132	93,797	1,290	1,364,069

(1) Entities: Gallatin Steel Company, Bradley Steel Processors e MRM Guide Rail.

II) Advance for capital increase in jointly-controlled entity

The advance for capital increase in jointly-controlled entity has the amount of R$ 75,580 in Kalyani Gerdau Steel Ltd.

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended September 30, 2011, acquisitions amounted to R$ 616,085 (R$ 297,818 as of September 30, 2010), and disposals amounted to R$ 3,738 (R$ 7,058 as of September 30, 2010). During the nine-month period ended September 30, 2011, acquisitions amounted to R$ 1,289,108 (R$ 751,401as of September 30, 2010), and disposals amounted to R$ 24,298 (R$ 8,941 as of September 30, 2010).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended September 30, 2011 amounted to R$ 12,620 (R$ 8,472 as of September 30, 2010). During the nine-month period ended September 30, 2011 amounted to R$ 36,195 (R$ 37,612 as of September 30, 2010).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 121,224 as of September 30, 2011 (R$ 129,202 as of December 31, 2010).

NOTE 10 — GOODWILL

The changes in goodwill are as follows:

	Goodwill gross	Accumulated	Goodwill after
	amount	Impairment losses	Impairment losses
Balances as of January 01, 2010	8,635,540	(211,199)	8,424,341
(+/-) Exchange variation	(443,075)	15,888	(427,187)
(+) Additions	160,944	—	160,944
Balances as of December 31, 2010	8,353,409	(195,311)	8,158,098
(+/-) Exchange variation	896,077	(20,496)	875,581
(+) Purchase price allocation adjustment	20,032	—	20,032
Balances as of September 30, 2011	9,269,518	(215,807)	9,053,711

The amount of goodwill by segment is as follows:

	September 30, 2011	December 31, 2010
Brazil	380,644	380,644
Specialty Steels	2,004,352	1,800,754
Latin American	764,879	687,868
North America	5,903,836	5,288,832
	9,053,711	8,158,098

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	September 30, 2011	December 31, 2010
Short term financing in Brazilian reais
Working capital	6.64%	172,462	151,379
Financing of investment	12.10%	5,227	5,729
Short term financing in foreign currency
Working capital (US$)	2.08%	402,980	502,393
Working capital (€)	4.22%	45,161	100,635
Working capital (Clp$)	1.78%	13,902	24,373
Working capital (Cop$)	7.55%	152,906	79,775
Working capital (PA$)	12.48%	14,824	35,377
Working capital (Mxn$)	7.08%	151,862	46,314
Financing of property, plant and equipment and others (US$)	2.72%	17,155	5,930
		976,479	951,905
Plus current portion of long-term financing		592,423	626,063
Short term financing plus current portion of long-term financing		1,568,902	1,577,968

Long-term financing in Brazilian reais
Working capital	6.26%	874,562	939,286
Financing of property, plant and equipament	7.74%	1,453,444	1,497,509
Long-term financing in foreign currency
Working capital (US$)	2.75%	1,349,973	1,062,624
Working capital (€)	4.22%	89,648	82,761
Working capital (Mxn$)	7.08%	—	4,872
Working capital (COP$)	7.44%	177,019	206,638
Ten Year Bonds (US$)	6.74%	7,469,921	6,709,187
Term Loan Facility (US$)	1.65%	—	2,073,264
Advances on export contracts (US$)	5.90%	106,249	130,138
Financing of investment (US$)	4.53%	26,119	38,323
Financing of property, plant and equipament and others (US$)	2.76%	237,870	241,517
		11,784,805	12,986,119
Less: current portion		(592,423)	(626,063)
Long term financing minus current portion		11,192,382	12,360,056
Total financing		12,761,284	13,938,024

(*) Weighted average effective interest costs on September 30, 2011.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Loans and financing denominated in Brazilian Reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	September 30, 2011	December 31, 2010
Brazilian Real (R$)	2,505,695	2,593,903
U.S. Dollar (US$)	9,610,267	10,763,376
Euro (€)	134,809	183,396
Colombian Peso (Cop$)	329,925	286,413
Argentine Peso (PA$)	14,824	35,377
Chilean Peso (Clp$)	13,902	24,373
Mexican Peso (Mxn$)	151,862	51,186
	12,761,284	13,938,024

Timeline of installments payments of long term loans and financing is as follows:

	September 30, 2011	December 31, 2010
2012 (*)	458,325	1,547,697
2013	1,124,423	2,589,530
2014	1,108,068	787,169
2015	491,173	3,335
After 2016	8,010,393	7,432,325
	11,192,382	12,360,056

(*) For the period as of September 30, 2011, the amount is regarding from October 01, 2012 to December 31, 2012

a)  Term Loan Facility

On April 21, 2011, the Company paid in advance the total of its Term Loan Facility, in the amount of US$ 1.3 billion (R$ 2.1 billion). Due to this settlement, the Company recognized an expense regarding the amortization of the remaining deferred financial costs in the amount of R$ 13.6 million.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Global Credit Line

On August 18, 2011, the Company concluded the Senior Unsecured Global Working Capital Credit Agreement which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A, Gerdau Aços Especiais S.A and Gerdau Comercial de Aços S.A. The line is divided into two tranches of US$ 500 million each. One of the tranches is for Gerdau’s North American subsidiaries borrowing needs and the other is for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. This transaction has a tenor of 3 years. As of September 30th, 2011, the outstanding loans under the line totalled US$ 90 million (R$ 166.9 million as of September 30, 2011) and are classified as working capital (US$).

c) ECGD - Export Credits Guarantee Department

On June 16, 2011, the subsidiary Gerdau Açominas S.A entered into US$ 251.5 million (R$ 466.4 million) facility agreement which maturity date is August 8, 2023. The company guarantees this transaction. The following financial institutions are lender parties of this transaction: Deutsche Bank AG, London Branch; HSBC Limited, Tokyo Branch; Citibank Europe plc e BNP Paribas. This transaction is secured by ECGD (Export Credits Guarantee Department), UK’s Export Credit Agency (ECA). On September 30, 2011, no amounts were outstanding on this facility.

d) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following in a brief description of the financial covenants required under the Company’s debt agreements.

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment and Restructuring Costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of September 30, 2011 such covenant was 4.0 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA. The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of September 30, 2011 such covenant was 3.0 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,795,200. As of September 30, 2011 such level was R$ 26,630,394; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of September 30, 2011 the current ratio was 2.7 times.

All covenants described above are calculated based on the IFRS Consolidated Financial Statements of Gerdau S.A., except item IV, which refers to the Metalúrgica Gerdau S.A. and has been met. The penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated.

The company has the purpose of establish a new financial covenant standard in which cash, cash equivalents and financial revenue are considered in the ratios calculations. In compliance with this strategic, the new financial agreements of the company and its subsidiaries, which has financial covenants, follows the new standard. The new financial covenants standard applicable to items “I” and “II” above is: Net Debt / EBITDA <= 4 and EBITDA / Net Financial Expenses >= 3 . The Global Credit Line (item “b” above) agreement already has the new financial covenants standard. As of September 30, 2011, the  Net Debt / EBITDA was 2.1 times and EBITDA / Net financial expenses was 6.2 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by the global economics and the steel market.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 12 — DEBENTURES

	General	Quantity as of March 31, 2011
Issuance	Meeting	Issued On	Portfolio	Maturity	Annual Charges (*)	September 30, 2011	December 31, 2010
3[a] - A e B	May 27,1982	144,000	111,512	June 1, 2021	CDI	113,747	115,069
7[a]	July 14, 1982	68,400	58,936	July 1, 2012	CDI	41,855	40,717
8[a]	November 11, 1982	179,964	33,391	May 2, 2013	CDI	423,504	463,656
9[a]	June 10, 1983	125,640	46,417	September 1, 2014	CDI	16,225	14,452
11[a] - A e B	June 29, 1990	150,000	77,538	June 1, 2020	CDI	167,052	98,077
						762,383	731,971

Current						41,855	115,069
Non-current						720,528	616,902

(*) CDI - Interbank Deposit Certificate

Maturities of long-term amounts are as follows:

	September 30, 2011	December 31, 2010
2012*	—	40,717
2013	423,504	463,656
2014	16,225	14,452
After 2020	280,799	98,077
	720,528	616,902

(*) For the period as of September 30, 2011, the amount is regarding from October 01, 2012 to December 31, 2012

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 11.48% and 9.75% as of September 30, 2011 and December 31, 2010, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Ten Years bonds, Term Loan Facility, other financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on non controlling interest. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2011		December 31, 2010
	Book	Market	Book	Market
	Value	Value	Value	Value
Cash and cash equivalents	1,278,595	1,278,595	1,061,034	1,061,034
Short and long-term investments	3,087,140	3,087,140	1,142,258	1,142,258
Trade accounts receivable	4,108,010	4,108,010	3,153,027	3,153,027
Trade accounts payable	3,171,168	3,171,168	1,783,274	1,783,274
Ten Years Bonds	7,469,921	7,592,271	6,709,187	7,167,676
Term Loan Facility	—	—	2,073,264	2,073,264
Other financing	5,291,363	5,291,363	5,155,573	5,155,573
Debentures	762,383	762,383	731,971	731,971
Related parties (assets)	226,121	226,121	35,037	35,037
Related parties (liabilities)	4	4	722	722
Unrealized gains on financial instruments	10,363	10,363	6,312	6,312
Unrealized losses on financial instruments	13,576	13,576	92,476	92,476
Put options on non controlling interest	588,799	588,799	516,706	516,706
Other accounts receivable	461,067	461,067	408,941	408,941
Other accounts payable	781,311	781,311	767,191	767,191

The fair value of Ten-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Condensed Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s liabilities or assets (investments) in the market.  To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company assesses its exposure to the exchange rate by subtracting its liabilities from its assets in dollars or in other currencies, having in this way the net exchange rate exposure basis, which is the basis subject to effects in a change in the foreign currency. Therefore, along with accounts receivable originated from exports and investments abroad that in economic terms result in a natural hedge, the Company assesses using hedge operation, more commonly swap operations, if the Company has more liabilities in dollars than assets.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/adjusted EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 11) and debentures (note 12). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

The Company seeks to remain between the following parameters:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 5 times
Debt/Equity ratio	between 40%-60% and 60%-40%

These key indicators are used for the objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed sensitivity analysis, which can be summarized as follows:

Impact in the net income or statement of comprehensive income

Assumption	Variation	September 30, 2011
Changes in foreign currency	5%	41,369
Changes in interest rates	0.1%	72,393
Changes in sales price of goods	1%	263,410
Changes in price of goods and raw materials	1%	163,289
Interest rate Swaps	0.1%	139
Currency Swaps and NDF’s (Non Deliverable Forwards)	5%	2,789

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian Real and the foreign currencies on such outstanding loans and financing on the date of the Condensed Consolidated Interim Financial Statements. As of September 30, 2011, the Company is mainly exposed to variations between Brazilian Real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary. The impact calculated considering such variation in the foreign exchange rate totals R$ 41,369 as of September 30, 2011 (R$ 195,999 as of September 30, 2010) and represents an income if  an appreciation of the Brazilian Real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian Real against the US Dollar.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Condensed Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 72,393 as of September 30, 2011 (R$ 65,004 as of September 30, 2010) and would impact the Financial expenses account in the Consolidated Statements of Income. The

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

specific interest rates the Company is exposed, which are related to loans, financing, and debentures are presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 263,410as of September 30, 2011 (R$ 235,934 as of September 30, 2010) and raw materials and other inputs totals R$ (163,289) as of September 30, 2011 (R$ (133,882) as of September 30, 2010). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of  0.1% change in the interest rates represents an income of R$ 139 (income of R$ 3,533 as of September 30, 2010) and a decrease of 0.1% change in the interest rates represents an expense of R$ 139 (expense of R$ 3,533 as of September 30, 2010). All these swaps were contracted to hedge debt positions from floating to fix (Liability). In September 30, 2011, these effects would be recognized in the statement of income in the amounts of R$ 139 (R$ 403 in the statement of income and R$ 3,130 in the statement of comprehensive income in September 30, 2010). The effects of changes in cash flow hedges are recorded in the statement of income.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against Brazilian Real and Colombian Pesos, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against these currencies represents an expense of R$ 2,789 as of September 30, 2011 (expense of R$ 1,602 as of September, 30 2010) and a decrease of 5% on the US Dollar against these currencies represents an income of R$ 2,789 as of September 30, 2011 (income of R$ 1,602 as of September, 30 2010). These NDF’s were contracted to hedge asset positions (Exports). These effects would be recognized in the statement of income.

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2011 Assets	Loans and receivables	Financial Assets at market value with gains and losses recognized in the Statement of Income	Financial Assets at market value with gains and losses recognized in Equity	Total
Cash and cash equivalents	1,278,595	—	—	1,278,595
Short and long-term investments	—	3,079,036	8,104	3,087,140
Unrealized gains on financial instruments	—	10,363	—	10,363
Trade accounts receivable	4,108,010	—	—	4,108,010
Related parties	226,121	—	—	226,121
Other accounts receivable	461,067	—	—	461,067
Total	6,073,793	3,089,399	8,104	9,171,296

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in the Statement of Income	Liabilities at market value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,171,168	3,171,168
Ten Years Bonds	—	—	7,469,921	7,469,921
Other financing	—	—	5,291,363	5,291,363
Debentures	—	—	762,383	762,383
Related parties	—	—	4	4
Other accounts payable	—	—	781,311	781,311
Put options on minority interest	588,799	—	—	588,799
Unrealized losses on financial instruments	13,576	—	—	13,576
Total	602,375	—	17,476,150	18,078,525

December 31, 2010 Assets	Loans and receivables	Financial Assets at market value with gains and losses recognized in the Statement of Income	Financial Assets at market value with gains and losses recognized in Equity	Total
Cash and cash equivalents	1,061,034	—	—	1,061,034
Short and long-term investments	—	1,105,902	36,356	1,142,258
Unrealized gains on financial instruments	—	6,312	—	6,312
Trade accounts receivable	3,153,027	—	—	3,153,027
Related parties	35,037	—	—	35,037
Other accounts receivable	408,941	—	—	408,941
Total	4,658,039	1,112,214	36,356	5,806,609

Liabilities	Liabilities at market value with gains and losses recognized in the Statement of Income	Liabilities at market value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	1,783,274	1,783,274
Ten Years Bonds	—	—	6,709,187	6,709,187
Term Loan Facility	—	—	2,073,264	2,073,264
Other financing	—	—	5,155,573	5,155,573
Debentures	—	—	731,971	731,971
Related parties	—	—	722	722
Other accounts payable	—	—	767,191	767,191
Put options on minority interest	516,706	—	—	516,706
Unrealized losses on financial instruments	59,273	33,203	—	92,476
Total	575,979	33,203	17,221,182	17,830,364

As of September 30, 2011, all derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important for it to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The assessment of results for each contract is measured at the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

end of each contract when the derivative contract is settled. The monitoring of the effects of these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Condensed Consolidated Interim Financial Statements of the Company.

By internal policy, the Company does not maintain a debt in a currency in which there is no corresponding cash generation.

Policy for use of derivatives: according to internal policy, the financial result must stem from the generation of cash from its business and not gains from the financial market. It, therefore, considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criterion for determining the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. Methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and each market where the company has exposure. Swaps, both on the asset and the liability side, are estimated in separate and discounted to present value and the difference in the result between extremities generates the swaps market value.

Values are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards:

Subsidiary Cleary Holdings settled the NDF’s were designated as cash flow hedges which matured on February 4, 2011 and March 4, 2011. These NDF’s were contracted to hedge against the exchange fluctuations of the US dollar in relation to the local currency, which could impact its export revenue and, therefore, impair its margins. As of September 30, 2011, these NDF’s generated a loss of R$ 45for the three-month period and a gain of R$ 370 for the nine-month period, which were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income. The counterparty to this transaction was Banco de Bogota.

Subsidiary Diaco S.A. settled forward designated as cash flow hedge, which mature on April 7, 2011. These transactions were contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. As of September 30, 2011, the effect of this instrument in the statement of income was a gain of R$ 203 in the three-month period ended and a loss of R$ 106 in the nine-month period ended, which were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. contracted its forward designated as cash flow hedges, with notional amount of US$ 5.04 million (R$ 9,346 as of September 30, 2011) with mature on October 7, 2011. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. The fair value of these contracts represents a net gain of R$ 555 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Cleary Holdings contracted Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 25.0 million (R$ 46,360 as of September 30, 2011) with mature on December 22 2011. This transaction was contracted to hedge against the exchange exposure arising on the US dollar to the local currency. The fair value of this contract represents a net loss of R$ 614 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco de Bogotá.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The prospective and retrospective testing of the hedge relationships above demonstrated they are effective.

Swap Contracts

Interest rate swap

The subsidiary Gerdau Ameristeel Corp. settled in advance interest rate swap contract qualified as a cash flow hedge with mature between March 2012 and September 2013. These operations were contracted in order to reduce its exposure to the variation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. As of September 30, 2011 the effect of these swaps in the statement of income was R$ 0 for the three-month and a loss of R$ 68,797 for the nine-month period, which was presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income. The counterparts to this transaction were ABN Amro Bank, HSBC, and JP Morgan.

The Company through its subsidiary GTL Equity Investments Corp. contracted swap of Exchange Coupon versus Libor with the bank JP Morgan with maturity dates between December 21, 2010 and December 21, 2011. The notional values of these contracts together were US$ 100 million (R$ 185,440 as of September 30, 2011). This operation was entered into in order to take advantage of the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk; however, this risk is related to its business. The fair value adjustment of these contracts as of September 30, 2011 results in a loss of R$ 8,519 and a gain of R$ 9,808, generating a net gain of R$ 1,289, which counterparty was presented in the statement of income.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú entered into an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a notional value of US$ 39.29 million (R$ 72,859 as of September 30, 2011) and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of September 30, 2011 results in a net loss of R$ 4,443 presented in the statement of income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Açominas S.A. entered into an interest rate swap with forward start to begin on December 27, 2011. In this swap, the subsidiary will receive a variable interest rate based on LIBOR and pay a fixed interest rate in dollars. This contract has a nominal value of US$ 350 million (R$ 649,040 as of September 30, 2011) and a maturity date of June 22, 2015. This swap was contracted to minimize the risk of changes in interest rates (Libor) on a debt of US$ 350 million taken in dollar at floating rates. The debt and the swap have the same maturities. The counterparts of this operation are the following banks: HSBC (US$ 150 million), Citibank (US$ 100 million) and Morgan Stanley (US$ 100 million).

Guarantee Margins

The Company has derivatives financial instruments contracts, which states the possibility of constitution of deposits and/or guarantee margins when the mark to market value of these instruments exceeds the limits established in each contract. As of September 30, 2011, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

							Recognized value				Fair value
			Reference Value				Net income		Shareholder’s equity		Amount receivable		Amount payable
	Position		September 30, 2011		December 31, 2010		September 30, 2011	September 30, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Contracts for Asset Protection
Non Deliverable Forwards
Aços Villares S.A.				—		—	—	6,244	—	—	—	—	—	—
Diaco S.A				—	US$	5,07 million	(106)	—	—	—	—	206	—	—
Diaco S.A			US$	5,04 million	US$	5,04 million	392	—	—	—	555	66	—	—
Cleary Holdings				—		—	—	(151)	—	—	—	—	—	—
Cleary Holdings				—	US$	20,0 million	297	—	—	—	—	383	—	—
Cleary Holdings				—	US$	17,5 million	73	—	—	—	—	128	—	—
Cleary Holdings			US$	25,0 million		—	(535)	—	—	—	—	—	(614)	—
							121	6,093	—	—	555	783	(614)	—

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M + 1.94%		—		—	—	(402)	—	—	—	—	—	—
	payable edge	6.95%
Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0.90%	US$	39,29 million	US$	50,0 million	(2,107)	(3,406)	—	—	—	—	(4,443)	(6,064)
	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1.37%		—	US$	1 billion	(68,697)	—	—	(33,203)	—	—	—	(79,340)
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	Libor 6M		—		—	—	(193)	—	—	—	—	—	—
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	4.51% p.a.	US$	100 million	US$	100 million	2,689	4,539	—	—	9,808	5,529	(8,519)	(7,072)
	payable edge	3.51% p.a.
							(68,115)	538	—	(33,203)	9,808	5,529	(12,962)	(92,476)
							(67,994)	6,631	—	(33,203)	10,363	6,312	(13,576)	(92,476)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The fair value effects was classified in the Balance sheet as follows:

	September 30, 2011	December 31, 2010
Unrealized gains on derivatives
Current assets	555	783
Non-current assets	9,808	5,529
	10,363	6,312
Unrealized losses on derivatives
Non-current liabilities	(13,576)	(92,476)
Net effect	(3,213)	(86,164)

f) Put options on non-controlling interests

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its stake of 40% in Sidenor was € 165,828 thousand (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company after 5 years to the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. On December 23, 2010, the Santander Group and the Company renewed the put option on Sidenor interest and the new maturity date is January 10, 2014, and can be settled in advanced in January at each year, beginning 2012. The option amounted to € 208,648 thousand (R$ 464,868), updated according to the fixed interest rate. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on non-controlling interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. As of September 30, 2011, such potential obligation totaled R$ 541,770 (R$ 464,868 as of December 31, 2010).

Gerdau Ameristeel has the call option for 16% of the remaining stake in Pacific Coast Steel (PCS), which can be exercised after 5 years from the purchase date, which took place on November 1, 2006. Additionally, the non-controlling shareholders also have the option to sell the remaining 16% interest in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied proportionally by 5 in the first two years and 6.75 in the last three years. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining interest to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 - Financial Instruments: Presentation, the Company performed the reclassification of the exercise value of the put option from the account “Non-controlling interests” to non-current liabilities under the account “Put options on non-controlling interest”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Consolidated Financial Statements, will be recognized as non-controlling interests. As of September 30, 2011 the amount recorded as potential obligation in current liabilities is R$ 42,432 and R$ 4,597 in non-current liabilities (R$ 40,341 as of December 31, 2010 in non-current liabilities).

The Company had a call option of 7.25% of Sipar Gerdau Inversiones S.A. and the non-controlling shareholders of this entity had the option to sell its 7.25% of its remaining interest to the Company. The option was exercised on April 01, 2011 by the amount of US$ 7,590 thousand (R$ 11,941) regarding the acquisition of 7.25% interest in this subsidiary.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.25 billion, and also loan operations of the subsidiary Gerdau Açominas S.A. in the amount of US$ 718,7 million, which were made in order to provide part of the resources for these investments acquisitions abroad. Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized loss in the amount of R$ 532,597 (gain of R$ 70,500 as of September 30, 2010).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

h) Measurement of fair value:

IAS 32 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. IFRS 7 establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (non-adjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 — Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of September 30, 2011, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2011, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Fair value measurement
	September 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Non-Active Markets for similar Assets (Level 2)	Significant Unobservable Inputs (Level 3)

Current assets
Short-term investments
Held for Trading	3,079,036	2,817,147	261,889	—
Available for sale	8,104	8,104	—	—
Swaps contracts and others	555

Non-current assets
Long-term investments
Available for sale	—	—	—	—
Swaps contracts and others	9,808	—	9,808	—
	3,097,503	2,825,251	272,252	—

Current Liabilities
Swaps contracts and others	—	—	—	—
Put options on non controlling interest
PCS	42,432	—	—	42,432

Non-current liabilities
Swaps contracts and others	13,576	—	13,576	—
Put options on non controlling interest
PCS	4,597	—	—	4,597
Sidenor	541,770	—	—	541,770
	602,375	—	13,576	588,799
	3,699,878	2,825,251	285,828	588,799

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Fair value measurement
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Non-Active Markets for similar Assets (Level 2)	Significant Unobservable Inputs (Level 3)

Current assets
Short-term investments
Held for Trading	1,105,902	724,902	381,000	—
Available for sale	9,559	9,559	—	—
Swaps contracts and others	783	—	783	—

Non-current assets
Long-term investments
Available for sale	26,797	—	—	26,797
Swaps contracts and others	5,529	—	5,529	—
	1,148,570	734,461	387,312	26,797

Non-current liabilities
Swaps contracts and others	92,476	—	92,476	—
Put options on non controlling interest
PCS	40,341	—	—	40,341
Sidenor	464,868	—	—	464,868
Sipar	11,497	—	—	11,497
	609,182	—	92,476	516,706
	1,757,752	734,461	479,788	543,503

Changes in the measurements using significant unobservable inputs (Level 3):

Assets
Balance as of December 31, 2010	26,797
(+) Reversal of losses on financial investments	28,139
(+) Gains and losses on conversion	3,027
(-) Sell of investments	(57,963)
Balance as of September 30, 2011	—

Liabilities
Balance as of December 31, 2010	516,706
(+) Interests and other contractual obligations	9,735
(+) Gains and losses on conversion	73,855
(-) Settlement of obligation	(11,497)
Balance as of September 30, 2011	588,799
588,799

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Assets
Balance as of December 31, 2009	49,690
(-) Interests and other contractual obligations	(9,896)
(-) Gains and losses on conversion	(2,140)
(-) Sell of investments	(10,857)
Balance as of December 31, 2010	26,797

Liabilities
Balance as of December 31, 2009	518,096
(+) Interests and other contractual obligations	54,022
(-) Gains and losses on conversion	(55,412)
Balance as of December 31, 2010	516,706
543,503

NOTE 14 — PROVISIONS FOR TAX, LABOR AND CLAIMS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving tax, labor and civil matters. Based on the opinion of its legal counsel, Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operating results and liquidity of the Company and its subsidiaries as of September 30, 2011.

The provisions were made considering the judgment of the Management and its legal advisors for the proceedings with more likely than not expectation of losses and the provision is considered enough to cover expected losses. The balances of the provisions are as follows:

I) Provisions

	September 30, 2011	December 31, 2010
a) Tax provisions
ICMS (state VAT)	21,572	48,946
CSLL (social contribution tax)	81,381	64,179
IRPJ (corporate income tax)	1,534	699
INSS (social security contribution)	23,093	20,531
ECE (emergency capacity charge)	35,757	33,832
RTE (extraordinary tariff adjustment)	23,280	22,026
II (import tax)/IPI (excise tax) Drawback	1,197	1,070
PIS (financing of social integration program)/COFINS (social security financing) (a.1)	423,767	268,383
Other tax provisions	13,319	13,213
	624,900	472,879
b) Labor provisions	185,224	160,026
c) Civil provisions	10,086	12,470
	820,210	645,375

a) Provision for tax issues

a.1) This reserve is related for Program Tax on Revenue (PIS) credit compensations and the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) tax basis. The Company has deposited in court the amounts under discussion.

II) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Judicial deposits	September 30, 2011	December 31, 2010
Tax	636,630	458,458
Labor	37,693	31,631
Civil	8,227	3,413
	682,550	493,502

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)     Intercompany loans

	September 30, 2011	December 31, 2010
Assets
Associate Companies
Armacero Ind. Com. Ltda.	150	154

Others
Fundação Gerdau	82,573	23,214
Gerdau Corsa SAPI de C.V.	143,151	11,542
Others	247	127
	226,121	35,037

Liabilities
Controlling shareholders
Metalúrgica Gerdau S.A.	—	(710)

Others
Others	(4)	(12)
	(4)	(722)

	For the nine-month periods ended
	September 30, 2011	September 30, 2010
Net financial income	3,686	34

b)              Financial operations

	Expenses
	For the nine-month periods ended
	September 30, 2011	September 30, 2010
Owners
Indac - Ind. Adm. e Comércio S.A. (*)	(15,947)	(17,994)

(*) Guarantees granted of loans

c)              Guarantees granted

The Company is the guarantor of associate Dona Francisca Energética S.A. in financing agreements totaling R$ 26,469 as of September 30, 2011, corresponding to a joint guarantee of 51.82%.

The Company is guarantor of subsidiary Gerdau Açominas S.A. in financing agreements totaling R$ 1,317,644 as of September 30, 2011.

The Company is a guarantor of subsidiary Empresa Siderúrgica del Perú S.A.A. — Siderperú in a syndicated loan with an approved cap of US$ 150 million (R$ 278,160 as of September 30, 2011). On September 30, 2011, the amount disbursed

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

totaled US$ 8.09 thousand (R$ 15). The Company is also the guarantor of this subsidiary in an extended credit facility of US$ 70 million (R$ 129,808 as of September 30, 2011).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors of GTL Trade Finance Inc. regarding the Ten Years Bonds in the amount of up to US$ 1.5 billion (R$ 2,781,600 as of September 30, 2011).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61.5 billion, equivalent to US$ 35 million (R$ 64,904 as of September 30, 2011).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 8,354 as of September 30, 2011.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,318,000 as of September 30, 2011).

The Company is a guarantor of associate Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25 million (R$ 46,360 as of September 30, 2011). The Company is also guarantor of the same associate in an agreement with BNP Paribas to finance 85% of the main limited to US$ 34.9 million (R$ 64,719 as of September 30, 2011). On this date the amount disbursed totaled US$ 32.9 million (R$ 60,968).

The Company provides guarantee to a line of credit to working capital to its associate Gerdau Corsa SAPI de C.V., with Banco BBVA, in the amount of US$ 44.5 million (R$ 82,521 as of September 30, 2011).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Trade Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,318,000 as of September 30, 2011).

The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing agreement with Santander Bank in the amount of US$ 40.5 million (R$ 75,103 as of September 30, 2011).

The Company is the guarantor of subsidiary Empresa Siderúrgica Del Peru S.A.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 80 million (R$ 148,352 as of September 30, 2011).

The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 60.9 million (R$ 112,852 as of September 30, 2011).

The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 10 million (R$ 18,544 as of September 30, 2011).

d)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 471,138 as of September 30, 2011 (R$ 456,397 as of December 31, 2010), which corresponds to 146,784 debentures (161,071 as of December 31, 2010).

e)              Price conditions and charges

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 3.18% and 8.70% for the three-month and nine-month periods ended on September 30, 2011, respectively (2.72% and 7.01% for the three-month and nine-month periods ended on September 30, 2010, respectively). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

f)                Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 4,530 and R$ 42,432 for the three-month and nine-month periods ended on September 30, 2011, respectively (R$ 4,648 and R$ 36,075 for the three-month and nine-month periods ended on September 30, 2010, respectively).

NOTE 16 — EQUITY — PARENT COMPANY GERDAU S.A.

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

The reconciliation of the number of common and preferred shares outstanding at the beginning and at the end of the periods is presented as follows:

	September 30, 2011		December 31, 2010
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	503,903,035	1,000,912,831	494,888,956	925,709,735
Repurchases	—	(4,100,000)	—	(1,700,000)
Issuance of shares	68,026,910	134,830,100	9,014,079	76,407,413
Exercise of stock option	—	1,291,249	—	495,683
Balance at the end of the period	571,929,945	1,132,934,180	503,903,035	1,000,912,831

Primary Public Offering of Company Shares: On March 21, 2011, Gerdau S.A. announced a primary public offering of shares. On April 12, 2011, the Board of Directors of Gerdau SA approved the issuance of 68,026,910 common shares and 134,830,100 preferred shares, totaling a capital increase of R$ 3,597,829 (net of capital increase costs of R$ 58,870), undertaken in the context of the primary public offering of Company shares. As a result of the issuance of shares, the capital of the Company increased from R$ 15,651,352 to R$ 19,249,181.

As of September 30, 2011, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, totaling a paid up capital of R$ 19,249,181 (Net of capital increase costs). The shares are distributed as follows:

	Shareholders
	September 30, 2011						December 31, 2010
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	387,232,264	76.6	321,839,377	31.8	709,071,641	46.7
Brazilian institutional investors	24,123,899	4.2	204,570,074	17.9	228,693,973	13.3	26,904,285	5.3	131,324,132	13.0	158,228,417	10.4
Foreign institutional investors	23,438,190	4.1	470,284,020	41.0	493,722,210	28.7	16,323,426	3.2	334,866,881	33.1	351,190,307	23.2
Other shareholders	74,655,202	13.0	205,238,602	18.0	279,893,804	16.2	73,443,060	14.6	212,882,441	21.1	286,325,501	18.9
Treasury shares	1,697,538	0.3	13,097,065	1.0	14,794,603	0.9	1,697,538	0.3	10,288,314	1.0	11,985,852	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	505,600,573	100.0	1,011,201,145	100.0	1,516,801,718	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury stocks

Changes in treasury shares are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September, 30 2011				December, 31 2010
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	10,288,314	160,848	1,697,538	557	9,083,997	124,128
Repurchases	—	—	4,100,000	84,928	—	—	1,700,000	44,620
Exercise of stock option	—	—	(1,291,249)	(8,709)	—	—	(495,683)	(7,900)
Balance at the beginning of the period	1,697,538	557	13,097,065	237,067	1,697,538	557	10,288,314	160,848

As of September 30, 2011, the Company had 13,097,065 preferred shares in treasury, totaling R$ 237,067. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. Until the third quarter of 2011, 1,291,249 shares were delivered for the exercise of stock options with losses of R$ 8,709, which were recorded in the Stock options account. The average acquisition cost of these shares was R$ 18.11.

c) Legal reserves - under the Brazilian Corporate Law, the Company must transfer 5% of its profit for the year determined in the corporate books in accordance with accounting practices adopted in Brazil to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be used to increase capital or absorb losses, but cannot be used for dividend purposes.

d) Stock options plan — consists of the expense recorded due to the stock option plan and by the exercised stock options.

e) Other reserves - Include: cumulative translation differences, unrealized gains and losses on net investment hedges, unrealized gains and losses on cash flow hedges and unrealized gains and losses on available for sale securities.

f) Retained earnings - consist of earnings not distributed to the shareholders and include the reserves required by the Company bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its corporate books in accordance with accounting practices adopted in Brazil to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, payment of dividends or repurchase of shares.

NOTE 17 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	For the three-month period ended on September 30, 2011			For the three-month period ended on September 30, 2010
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	237,154	469,972	707,126	186,955	349,188	536,143

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,133,400,655		494,888,956	924,333,902

Earnings per share (in R$) — Basic	0.41	0.41		0.38	0.38

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on September 30, 2011			For the nine-month period ended on September 30, 2010
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	524,715	1,042,210	1,566,925	618,299	1,155,165	1,773,464

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	543,817,773	1,080,154,001		494,888,956	924,598,392

Earnings per share (in R$) — Basic	0.96	0.96		1.25	1.25

Diluted

	For the three-month period ended on September 30, 2011	For the three-month period ended on September 30, 2010
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	469,972	349,188
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	126	252
	470,098	349,440

Net income allocated to common shareholders	237,154	186,955
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(126)	(252)

	237,028	186,703

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	494,888,956
Preferred Shares
Weighted-average number of preferred shares outstanding	1,133,400,655	924,333,902
Potential (decrease) increase in number of preferred shares outstanding in respect of stock option plan	910,674	1,914,847
Total	1,134,311,329	926,248,749

Earnings per share — Diluted (Common and Preferred Shares)	0.41	0.38

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on September 30, 2011	For the nine-month period ended on September 30, 2010
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,042,210	1,155,165
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	425	1,084
	1,042,635	1,156,249

Net income allocated to common shareholders	524,715	618,299
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(425)	(1,084)

	524,290	617,215

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	543,817,773	494,888,956
Preferred Shares
Weighted-average number of preferred shares outstanding	1,080,154,001	924,598,392
Potential (decrease) increase in number of preferred shares outstanding in respect of stock option plan	1,313,995	2,494,079
Total	1,081,467,996	927,092,471

Earnings per share — Diluted (Common and Preferred Shares)	0.96	1.25

The Company does not have instruments that were not included in the calculation of diluted EPS because they were antidilutive.

NOTE 18 — PROFIT SHARING

a) The profit sharing of the management of the Company is limited to 10% of net income, after deducted the income tax and the compensation paid, in accordance to the Company by-laws; and

b) The profit sharing of the employees is based on achievement of operational targets and is presented as general and administrative expenses.

NOTE 19 — LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

represents a new method of compensation of the strategic officers of the Company. The options can be exercised in a maximum of five years after the grace period.

a)         Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price (1)	Initial balance on December 31, 2010	Granted	Cancelled	Exercised	End balance on September 30, 2011

2004	6.78	5 years	17.82	988,582	—	—	(72,344)	916,238
2005	10.58	3 years	17.82	387,116	—	—	(9,274)	377,842
2005	10.58	5 years	17.82	932,681	—	—	(60,580)	872,101
2006	12.86	5 years	17.82	1,624,621	—	—	(77,411)	1,547,210
2007	17.50	5 years	17.82	1,280,299	—	(21,305)	(8,142)	1,250,852
2008	26.19	5 years	17.82	1,083,020	—	(24,768)	—	1,058,252
2009	14.91	5 years	17.82	2,169,970	—	(47,977)	(10,064)	2,111,929
2010	29.12	5 years	17.82	1,607,567	—	(30,949)	(2,281)	1,574,337
2011	22.61	5 years	17.82	—	1,446,258	(37,873)	(6,737)	1,401,648
				10,073,856	1,446,258	(162,872)	(246,833)	11,110,409

(1) Accumulated average market price of share

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price (1)	Initial balance on December 31, 2009	Granted	Cancelled	Exercised	End balance on December 31, 2010

2004	6.78	5 years	25.02	1,106,729	—	(4,702)	(113,445)	988,582
2005	10.58	3 years	25.02	426,401	—	(3,315)	(35,970)	387,116
2005	10.58	5 years	25.02	1,107,268	—	(3,926)	(170,661)	932,681
2006	12.86	5 years	25.02	1,682,616	—	(25,562)	(32,433)	1,624,621
2007	17.50	5 years	25.02	1,336,760	—	(22,836)	(33,625)	1,280,299
2008	26.19	5 years	25.02	1,128,810	—	(42,553)	(3,237)	1,083,020
2009	14.91	5 years	25.02	2,247,050	—	(46,531)	(30,549)	2,169,970
2010	29.12	5 years	25.02	—	1,631,157	(23,590)	—	1,607,567
				9,035,634	1,631,157	(173,015)	(419,920)	10,073,856

(1) Accumulated average market price of share

As of September 30, 2011 the Company has a total of 13,097,065 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of September 30, 2011:

	Grant
	2004	2005	2006	2007	2008	2009	2010	2011	Average
Total options granted	1,599,568	2,342,448	1,979,674	1,556,502	1,202,974	2,286,172	1,631,157	1,446,258
Exercise price- R$	6.78	10.58	12.86	17.50	26.19	14.91	29.12	22.61	16.67
Fair value of options on the granting date - R$ per option (*)	5.77	5.20	8.66	15.30	21.22	6.98	13.07	11.30	10.08
Average exercise period on the grant date (years)	4.95	4.73	4.87	4.90	4.89	4.87	4.86	4.84	4.86

(*) Calculated considering the model of Black-Scholes.

The percentage of by which shareholders’ interests could potentially be diluted if all options were exercised is approximately 0.7%.

The long-term incentive plans costs recognized in the profit for the year were R$ 3,877 and R$ 11,454 for the three-month and nine-month periods ended on September 30, 2011, respectively (R$ 3,466 and R$ 10,286 as of September 30, 2010, respectively).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2004	Grant 2005	Grant 2006	Grant 2007	Grant 2008	Grant 2009	Grant 2010	Grant 2011
Dividend yield	7.03%	7.90%	9.99%	4.32%	2.81%	4.13%	2.08%	2.06%
Stock price volatility	43.31%	38.72%	41.51%	38.72%	37.77%	57.81%	57.95%	57.15%
Risk-free rate of return	8.38%	8.38%	12.80%	12.40%	14.04%	12.32%	12.73%	11.85%
Expected period until maturity	4.9 years	4.7 years	4.9 years	4.9 years	4.9 years	4.9 years	4.9 years	4.8 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by its employees.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of Gerdau Ameristeel approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Gerdau Ameristeel at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

On March 12, 2010, an award of approximately US$ 11.8 million (R$ 20.8 million) was granted to participants under the EIP for 2010 performance. Gerdau Ameristeel issued 1,728,689 equity-settled SARs, 277,621 RSUs, and 396,602 PSUs under this plan. This award is being accrued over the vesting periods, which is between 4 to 5 years.

On March 16, 2011, an award of approximately US$ 11.2 million (R$ 18.2 million) was granted to participants under the EIP for 2011 performance. The Company issued 1,280,082 equity-settled SARs, 107,286 RSUs, and 214,572 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On September 30, 2011, there were 2,406,788 cash-settled SARs, 1,149,328 stock options, and 197,047 phantom shares outstanding under the LTIP. These awards are being accrued over the vesting period of 4 years.

On August 30, 2010, Gerdau S.A. indirectly acquired all of the outstanding common shares of the Gerdau Ameristeel not already owned, directly or indirectly, by Gerdau S.A. In connection with the acquisition, all outstanding Options, SARs, PSUs, RSUs, and Phantom Shares were converted to awards in respect of American Depository Receipts of Gerdau S.A. (ADR), which represents the right to receive one preferred share of Gerdau S.A. The conversion was based on the relative value of a common share of the Company to an ADR as at the closing of the Arrangement in order to maintain an equivalent intrinsic value of the award at the time of the exchange. A conversion factor was applied of 0.7993 (the conversion factor), equal to the final closing price of a common share of the Gerdau Ameristeel on the New York Stock Exchange (NYSE) divided by the closing price of an ADR on the NYSE on August 27, 2010, the last trading day for the Gerdau Ameristeel common shares.

All amounts (e.g. grants, exercises, forfeitures, weighted average fair value, fair value, etc.) disclosed in this footnote regarding Equity Incentive Plan prior to August 30, 2010 (the “modification date”) are on a pre-conversion basis in respect of the Gerdau Ameristeel common shares.  All amounts disclosed related to activity after the modification date are on a post-conversion basis in respect of ADRs.

Modification expenses for equity-settled option awards are recognized if the effect of the modification increases the total fair value of the equity-settled awards or is otherwise beneficial to the employee. The incremental fair value granted is the difference between the fair value of the modified equity award and that of the original award, both estimated at the date of modification. If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the remaining vesting period while the original grant date fair value of the original equity award continues to be recognized in accordance with the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately. The modification date fair value of all of the Gerdau Ameristeel equity settled awards was less than the fair value of the original awards at the modification date. As such, no incremental expense was recognized by the Gerdau Ameristeel. The modification did not impact the Company’s classification of equity-settled and cash-settled awards.

During the three-month and nine-month periods ended September 30, 2011, the compensation costs recognized for all equity-settled awards were US$1.4 million (R$ 2.3 million) and US$ 4.1 million (R$ 6.7 million), respectively and during the three-month and nine-month periods ended September 30, 2010, the compensation costs recognized for all equity-settled awards were $0.8 million (R$ 1.4 million) and $1.7 million (R$ 3.0 million), respectively. During the three-month and nine-month periods ended the compensation costs related to cash-settled awards were US$ (5) million (R$ (8.2)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

million) and US$ (8.4) million (R$ (13.7) million), respectively, and during the three-month and nine-month periods ended on September 30, 2010 the amounts were US$ (0.7) million (R$ (1.2) million) and US$ 7.5 million (R$ 13.4 million), respectively.

As of September 30, 2011 and 2010, the outstanding liability for share-based payment transactions included in Other non-current liabilities in the Gerdau Ameristeel consolidated financial statements was US$ 8.2 million (R$ 15.2 million) and US$ 18.4 million (R$ 31.2 million), respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was US$ 2.6 million (R$ 4.8 million) and US$ 5.1 million (R$ 8.6 million) as of September 30, 2011 and 2010, respectively.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADSs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period. On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.  Gerdau Ameristeel has SARs that may be settled in shares or in cash. For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

The grant date fair value of equity-settled SARs granted during the nine-month period ended on September 30, 2011 and 2010 was US$ 5.45 and US$ 3.72 (R$ 8.90 and R$ 6.62), respectively and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2011	2010
Dividend yield	2.56%	2.77%
Stock price volatility	52.75%	60.99%
Risk-free rate of return	2.37%	2.81%
Expected period until maturity	6.51 years	6.51 years

SARs for settlement in shares, which were modified during the year ended December 31, 2010, the fair value at the date of modification was US$ 6.40 (R$ 10.66). The principal assumptions used in the Black-Scholes pricing model were the following:

2010
Dividend yield	2.95%
Volatility in the share price	53.63%
Free rate of return risk	1.77%
Expected period to maturity	6.04 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs entitle their holders to receive a certain number of common shares after a determined vesting period. The RSUs have a vesting period of five years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Expenses related to RSUs are recognized over the vesting period based on the fair value of the Company’s RSUs on the grant date and the awards that are expected to be granted. The fair value is calculated based on the closing price of the Company’s common shares on the grant date. The weighted average fair value of RSUs granted was US$ 13.0 and US$ 7.89 (R$ 21.23 and R$ 14.05) for the nine-month period ended September 30, 2011 and 2010, respectively.

During the year ended on December 31, 2010, all RSUs were converted into awards for the ADRs (based on conversion factor) that resulted in an average fair value at the modification date of US$ 9.87 (R$ 16.45).

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals. Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s PSUs on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the date of grant. The weighted average fair value of PSUs granted was US$ 13 and US$ 7.89 (R$ 21.23 and R$ 14.05) for the nine-month periods ended September 30, 2011 and 2010, respectively.

During the year ended December 31, 2010, all PSUs were converted into awards for the ADRs (based on conversion factor) that resulted in an average fair value at the modification date of US$ 9.87 (R$ 16.45).

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted during the three-month and six-month periods ended on September 30, 2011 and 2010.

During the year ended December 31, 2010, all of the Company’s stock options were converted to awards in respect of ADRs (based on the conversion factor). Gerdau Ameristeel revalued the original awards at the modification date and also fair valued the new awards at the modification date. Both values were derived using the Black-Scholes option-pricing model. The modification date fair value of the new awards was less than the fair value of the original awards at the modification date. As such, no incremental expense was recognized by Gerdau Ameristeel.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The table below summarizes stock options for the six-month period ended on September 30, 2011:

	September 30, 2011
	Number of shares	Average market price in the period
		US$	R$
Available at the beginning of the year	1,640,591	8.08	14.98
Options exercised (a)	(182,591)	3.17	5.88
Available at the end of the period	1,458,000	8.69	16.11

Shares exercised	784,370

(a) The weighted-average price was based on the exercise date.

The summary of the stock options for the year ended on December 31, 2010 is as follows:

	December 31, 2010 (b)
	Number of	Weighted
	Shares	Exercise Price
		US$	R$
Activity prior to the Gerdau acquisition
Outstanding at the beginning of the year	2,828,498	5.79	9.65
Exercised (c)	(299,589)	3.09	5.15
Forfeited	(355,193)	5.11	8.51
Outstanding at the date of Gerdau acquisition	2,173,716	10.99	18.31

Activity upon the Gerdau Acquisition (modification date):
Outstanding at the date of Gerdau acquisition	2,173,716	10.99	18.31
Exchange of options of Gerdau S.A.	(2,173,716)	10.99	18.31
Replacement options (referenced to Gerdau S.A. ADRs)	1,737,318	7.86	13.10
Outstanding upon modification	1,737,318	7.86	13.10

Activity subsequent to the Gerdau Acquisition:
Outstanding upon modification	1,737,318	7.86	13.10
Exercised (c)	(96,727)	4.11	6.85
Outstanding at the end of the period	1,640,591	8.08	13.46

Options exercisable at end of year	712,272	10.15	16.91

(b)    The number of shares and weighted average exercise price prior to the replacement of options which resulted from the Gerdau Acquisition were referenced to common shares of the Company.  After the replacement of options, the number of shares and weighted average exercise price are referenced to Gerdau S.A. ADRs.

(c)     The weighted-average exercise price was computed based on the date of exercise.

The following table summarizes information about options outstanding at September 30, 2011:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Quantity	Average period of	Average price of exercise		Number exercisable at
Excercise price range	Available	grace (in year)	US$	R$	September 30, 2011
US$ 1.73 to US$ 4.35 (R$ 3.21 to R$ 8.07)	894,612	7.0	4.18	7.75	383,560
US$ 11.89 to US$ 13.64 (R$ 22.05 to R$ 25.29)	338,966	5.2	13.19	24.46	267,654
US$ 19.84 (R$ 36.79)	224,422	6.4	19.84	36.79	133,156
	1,458,000				784,370

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau Macsteel Inc. and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. ADRs at the date the award of phantom stock is made, based in the average price of Preferred Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 0.8 million (R$ 1.5 million) was earned by participants in the first semester of 2011 and was granted 41% in SARs, 39% in Performance Shares and 20% in Restrict Shares. In 2010 an award of approximately US$ 1.1 million (R$ 1.83 million) was granted to the employees and was issued 44% in SAR’s, 37% in Performance Shares and 19% in Restrict Shares.

The subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Performance Shares

	2011	2010
Dividend yield	2.68%	2.68%
Volatility in the share price	52.49%	52.49%
Free rate of return risk	0.736%	0.920%
Expected period to maturity	4.26 years	3.25 years

SARS and Restrict Shares

	2011	2010	2009
Dividend yield	2.68%	2.68%	2.68%
Volatility in the share price	52.49%	52.49%	52.49%
Free rate of return risk	0.940%	0.410%	0.736%
Expected period to maturity	5.76 years	4.76 years	3.68 years

As of September 30, 2011 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 1.3 million (R$ 2.4 million), and the average period for recognizing these costs was 4.7 years.

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the Three-Month periods ended		For the Nine-Month periods ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Depreciation and amortization	(437,352)	(484,663)	(1,315,788)	(1,416,504)
Labor expenses	(1,151,946)	(1,021,886)	(3,434,335)	(3,064,881)
Raw material and consumption material	(5,578,046)	(4,928,586)	(16,328,948)	(13,375,078)
Freight	(460,952)	(397,921)	(1,354,602)	(1,147,230)
Other expenses	(567,089)	(569,890)	(1,682,299)	(1,674,650)
	(8,195,385)	(7,402,946)	(24,115,972)	(20,678,343)

Classified as:
Cost of sales	(7,628,291)	(6,840,348)	(22,433,669)	(19,022,389)
Selling expenses	(150,466)	(135,891)	(445,837)	(395,040)
General and administrative expenses	(440,854)	(475,827)	(1,313,774)	(1,333,546)
Other operating income	57,073	94,337	159,522	142,855
Other operating expenses	(32,847)	(45,217)	(82,214)	(70,223)
	(8,195,385)	(7,402,946)	(24,115,972)	(20,678,343)

NOTE 21 — FINANCIAL INCOME

	For the Three-Month periods ended		For the Nine-Month periods ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Income from short-term investments	89,462	48,491	183,031	149,975
Interest income and other financial incomes	69,397	25,674	140,575	71,672
Financial income total	158,859	74,165	323,606	221,647

Interest on debts	(218,515)	(280,818)	(622,379)	(707,874)
Monetary variation and other financial expenses	(11,878)	4,680	(116,959)	(123,798)
Financial expenses total	(230,393)	(276,138)	(739,338)	(831,672)

Exchange variations, net	11,690	198,201	37,373	101,765
Gains and losses on derivatives, net	1,529	4,163	(67,994)	6,631
Financial result, net	(58,315)	391	(446,353)	(501,629)

NOTE 22 — SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The segments of the Company are as follows: Brazil Operation (includes operations in Brazil, except specialty steels), North America Operation (includes all operations in North America, except those of Mexico and specialty steels (Macsteel)), Latin America Operation (includes all operations in Latin America, except Brazil) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe, the United States and India).

Information by business segment:

	For the Three-month periods ended
	Brazil Operation		North America Operation		Latin America Operation		Specialty Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net sales	3,488,147	3,401,756	2,676,198	2,331,907	1,140,694	919,238	1,868,340	1,694,659	(206,058)	(157,529)	8,967,321	8,190,031
Cost of sales	(2,868,751)	(2,728,488)	(2,384,430)	(2,118,899)	(1,016,290)	(827,620)	(1,574,111)	(1,363,076)	215,291	197,735	(7,628,291)	(6,840,348)
Gross profit	619,396	673,268	291,768	213,008	124,404	91,618	294,229	331,583	9,233	40,206	1,339,030	1,349,683
Selling expenses	(84,229)	(71,842)	(23,288)	(17,762)	(23,638)	(19,885)	(19,285)	(26,315)	(26)	(87)	(150,466)	(135,891)
General and administrative expenses	(240,567)	(239,123)	(77,361)	(98,240)	(42,043)	(40,231)	(60,425)	(56,258)	(20,458)	(41,975)	(440,854)	(475,827)
Other operating income (expenses)	21,121	(1,220)	6,653	(4,356)	(2,676)	6,503	(2,712)	(4,234)	1,840	52,427	24,226	49,120
Equity in earnings of unconsolidated companies	—	—	5,367	(4,514)	(242)	(732)	(6,156)	(4,714)	6,455	3,560	5,424	(6,400)
Operational (Loss) income before financial income (expenses) and taxes	315,721	361,083	203,139	88,136	55,805	37,273	205,651	240,062	(2,956)	54,131	777,360	780,685
Finacial income	84,713	41,159	26,507	831	9,334	3,904	34,264	57,646	4,041	(29,375)	158,859	74,165
Financial expenses	(84,868)	(86,916)	(21,854)	(72,081)	(24,812)	(17,546)	(59,854)	(56,380)	(39,005)	(43,215)	(230,393)	(276,138)
Exchange variations, net	(52,387)	207,978	4,270	35,059	(17,960)	8,735	19,230	(3,131)	58,537	(50,440)	11,690	198,201
Gain (losses) on derivatives, net	—	—	—	—	(148)	(1,148)	—	3,532	1,677	1,779	1,529	4,163
Income (Loss) before taxes	263,179	523,304	212,062	51,945	22,219	31,218	199,291	241,729	22,294	(67,120)	719,045	781,076
Income and social contribution taxes	116,616	(151,676)	(36,820)	4,958	(17,995)	2,088	(25,852)	(51,037)	(41,648)	23,600	(5,699)	(172,067)
Net income	379,795	371,628	175,242	56,903	4,224	33,306	173,439	190,692	(19,354)	(43,520)	713,346	609,009

Supplemental information:
Net sales between segments	205,891	589,297	30,265	48,033	31,961	—	82,570	74,875	1,254	105,989	351,941	818,194
Depreciation/amortization	211,830	238,901	103,258	107,864	31,922	34,822	94,061	103,410	(3,719)	(334)	437,352	484,663
Investments in associates and jointly-controlled entities	—	—	275,838	230,671	838,736	813,220	29,420	33,711	220,075	114,772	1,364,069	1,192,374
Total assets	14,802,670	14,365,976	12,924,041	11,303,132	5,365,474	4,822,832	10,749,121	10,548,508	5,586,040	1,767,869	49,427,346	42,808,317
Total liabilities	6,086,155	5,421,705	2,893,739	5,673,944	2,060,847	1,675,620	5,355,080	6,165,503	6,401,130	3,595,449	22,796,951	22,532,221

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the Nine-month periods ended
	Brazil Operation		North America Operation		Latin America Operation		Specialty Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net sales	10,085,945	9,840,392	7,993,862	6,647,569	3,214,042	2,624,882	5,653,915	4,909,663	(606,785)	(429,141)	26,340,979	23,593,365
Cost of sales	(8,377,619)	(7,421,654)	(7,080,976)	(5,991,938)	(2,810,965)	(2,228,392)	(4,754,741)	(3,862,002)	590,632	481,597	(22,433,669)	(19,022,389)
Gross profit	1,708,326	2,418,738	912,886	655,631	403,077	396,490	899,174	1,047,661	(16,153)	52,456	3,907,310	4,570,976
Selling expenses	(242,657)	(212,977)	(71,423)	(56,076)	(68,331)	(53,967)	(63,406)	(72,013)	(20)	(7)	(445,837)	(395,040)
General and administrative expenses	(712,699)	(637,298)	(260,209)	(320,183)	(123,922)	(115,635)	(180,192)	(182,411)	(36,752)	(78,019)	(1,313,774)	(1,333,546)
Impairment of assets	—	—	—	—	—	—	—	—	—	—	—	—
Reestructuring costs	—		—		—		—		—		—	—
Other operating income (expenses)	43,211	(9,370)	11,235	2,199	6,629	23,490	2,307	(27,790)	13,926	84,103	77,308	72,632
Equity in earnings of unconsolidated companies	—	—	85,596	41,791	13,969	17,399	(20,082)	(14,617)	5,394	10,255	84,877	54,828
Operational (Loss) income before financial income (expenses) and taxes	796,181	1,559,093	678,085	323,362	231,422	267,777	637,801	750,830	(33,605)	68,788	2,309,884	2,969,850
Finacial income	166,746	99,512	27,151	2,344	20,374	26,291	104,065	173,899	5,270	(80,399)	323,606	221,647
Financial expenses	(248,865)	(291,245)	(114,046)	(186,362)	(73,500)	(54,057)	(171,122)	(169,497)	(131,805)	(130,511)	(739,338)	(831,672)
Exchange variations, net	(2,270)	88,657	(13,895)	40,511	3,907	22,601	11,293	(4,465)	38,338	(45,539)	37,373	101,765
Gain (losses) on derivatives, net	—	—	(68,696)	—	(1,986)	(3,557)	—	5,842	2,688	4,346	(67,994)	6,631
Income (Loss) before taxes	711,792	1,456,017	508,599	179,855	180,217	259,055	582,037	756,609	(119,114)	(183,315)	1,863,531	2,468,221
Income and social contribution taxes	31,209	(374,721)	(96,163)	3,526	(61,268)	(41,803)	(147,613)	(197,041)	36,286	179,540	(237,549)	(430,499)
Net income	743,001	1,081,296	412,436	183,381	118,949	217,252	434,424	559,568	(82,828)	(3,775)	1,625,982	2,037,722

Supplemental information:
Net sales between segments	613,586	1,702,358	54,417	129,224	79,944	—	155,502	203,853	4,084	379,628	907,533	2,415,063
Depreciation/amortization	632,012	705,136	311,693	328,898	97,096	103,376	264,097	286,308	10,890	(7,214)	1,315,788	1,416,504
Investments in associates and jointly-controlled entities	—	—	275,838	230,671	838,736	813,220	29,420	33,711	220,075	114,772	1,364,069	1,192,374
Total assets	14,802,670	14,365,976	12,924,041	11,303,132	5,365,474	4,822,832	10,749,121	10,548,508	5,586,040	1,767,869	49,427,346	42,808,317
Total liabilities	6,086,155	5,421,705	2,893,739	5,673,944	2,060,847	1,675,620	5,355,080	6,165,503	6,401,130	3,595,449	22,796,951	22,532,221

The main products by business segment are:

Brazil Operation: rebar, bars, wire rod, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Specialty Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

Information by geographic area

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the Three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net sales	4,024,134	3,928,907	1,140,694	919,238	3,307,446	2,962,421	495,047	379,465	8,967,321	8,190,031
Total assets	23,802,735	20,690,509	5,365,474	4,822,832	18,054,243	14,936,773	2,204,894	2,358,203	49,427,346	42,808,317

	For the Nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net sales	11,577,602	11,318,536	3,214,042	2,624,882	9,853,843	8,407,448	1,695,492	1,242,459	26,340,979	23,593,365
Total assets	23,802,735	20,690,509	5,365,474	4,822,832	18,054,243	14,936,773	2,204,894	2,358,203	49,427,346	42,808,317

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the revenue per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on revenue by product is not maintained on a consolidated basis and the cost to obtain revenue per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of revenue by product.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.  The goodwill impairment test allocated to business segments is performed annually in December, being anticipated if events or circumstances indicate the need of test anticipation.

To determine the recoverable amount of each business segment, the Company used the discounted cash flow method, taking as basis, financial and economic projections to each segment. The projections were updated taken into consideration observed changes in the economic scenario to the market where the Company performs its business, as well as premises of expected results and historical profitability to each segment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2011

(in thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended September 30, 2011 is required.

NOTE 24 - SUBSEQUENT EVENTS

I) On November 1, 2011, the subsidiary Gerdau Ameristeel, in accordance with the put/call option of the remaining non-controlling interest of Pacific Coast Steel (“PCS”) mentioned in note 13.f, increased its ownership percentage of PCS to 99% by acquiring an additional 15% interest for US$ 23 million (R$ 38.8 million) The Partnership Agreement also provides Gerdau Ameristeel a put/call option for the remaining 1% non-controlling interest at a fixed price of US$ 3 million (R$ 5.1 million).  Effective November 1, 2011, Gerdau Ameristeel can exercise the call option at any time while the non-controlling interest owners cannot exercise the put option until November 1, 2014.

II) On November 7, 2011, the Company proposed to anticipate the payment of dividends on  income of the three-month period ended on September 30, 2011, which will be calculated and credited on the shareholding interest owned on November 21, 2011, in the amount of R$ 204.6 (R$ 0.12 per common and preferred share), with payment on November 30, 2011. These amounts were considered as payment in advance of the minimum dividends established by the Company’s bylaws, and were submitted to the approval of the Board of Directors on November 10, 2011.

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